FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of August 30, 2011

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve – 3 floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  ✓  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes       No  ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing that Tenaris Seeks Approval to Launch Tender Offer for Confab Shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2011

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris seeks approval to launch tender offer for Confab shares

Luxembourg, August 29, 2011 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) announced today that it filed a request with CVM (Brazil’s securities regulator) and the Sao Paulo stock exchange seeking their approval to a public delisting tender offer to acquire all of the ordinary and preferred shares held by the public in its controlled Brazilian subsidiary Confab Industrial S.A. The offer, which would be made pursuant to applicable Brazilian laws and regulations, would be subject to customary conditions.

If the offer is approved, Tenaris will offer to pay a price in cash of Brazilian real, or BRL, 5.20 per ordinary or preferred share, which represents a premium of approximately 32% to Confab’s closing price of August 26, 2011, and a premium of approximately 35% to its 20-trading day volume weighted average price. Tenaris currently owns 99% of Confab’s ordinary shares, which represent 99% of the voting rights and 41% of the share capital. If all Confab shares not already owned by Tenaris are acquired, the transaction would be valued at BRL 1,243 million (or, at the BRL/US$ exchange rate as at the close of August 26, approximately US$ 775 million).

Confab is a leading Brazilian producer of welded steel pipes and industrial equipment for the energy industry and other applications.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.